Exhibit 99.1

CHIQUITA FILES INVESTOR PRESENTATION

Highlights Benefits of Revised Transaction Agreement with Fyffes

Announces Strong Preliminary Third Quarter 2014 Results – Company on Track to Meet 2014 Profit Forecast

CHARLOTTE, N.C. – October 14, 2014 – Chiquita Brands International, Inc. (NYSE:CQB) ("Chiquita") today filed a presentation with the U.S. Securities and Exchange Commission ("SEC") that outlines the benefits to Chiquita shareholders of the revised transaction agreement with Fyffes plc (ESM: FFY ID: AIM: FFY LN) ("Fyffes") (“the Combination”) and provides preliminary third quarter, 2014, earnings results.

Highlights of the presentation include:

•	Reiteration of how the revised Fyffes transaction is significantly more favorable to Chiquita shareholders due to the:

o	Improved exchange ratio and its impact on the value of the Combination for Chiquita shareholders:
▪	Incremental equity value of approximately $150 million based on the revised ownership level of 59.6%;[i]
▪	Incremental equity per Chiquita share of approximately $1.75 per share based on the resulting pro forma share count;ii and
▪	Incremental present value of approximately $2.50 per share based on the resulting pro forma share count.ii, iii

o	Increased value of the Fyffes transaction since announcement of the original transaction:
▪	Identified an additional $20 million of synergies for a total of at least $60 million in annualized pre-tax cost synergies by the end of 2016 resulting in a benefit of approximately $1.80 per share; and
▪	Outperformance of Fyffes’ business adding approximately $10 millioniv (€7.5 million) to combined EBITDA resulting in a benefit of approximately $0.90 per share.

o	Implied pro forma share price[v] of ChiquitaFyffes of $15.59, based upon the new exchange ratio and incremental EBITDA expectations implying a significant increase in value relative to the original transaction with Fyffes, compared to the average trading price of Chiquita of $11.24 between the announcement of the Fyffes transaction and the receipt of the unsolicited proposal from Cutrale / Safra.

o	New present value of future share price range of $15.46 to $20.01 based on a range of EBITDA growth during 2015 of 5% to 15% and an LTM EBITDA multiple range of 7.0x to 8.0x.

o	Reception of all regulatory approvals and the transaction remaining on track to close expeditiously.

o	Extensive due diligence process demonstrates the open access Chiquita has provided Cutrale / Safra.

Strong Preliminary Third Quarter 2014 Earnings

Chiquita today also reported preliminary unaudited selected results for the third quarter 2014 in conjunction with the filing of the investor presentation. Because the third quarter has only recently ended, the information that follows is preliminary and based upon information available to the company as of the date of this press release. The company does not intend to update this information prior to its regularly scheduled third quarter 2014 earnings announcement and subsequent filings with the Securities and Exchange Commission.

Third quarter 2014 net sales were approximately $739 million and the company expects third quarter operating income on a U.S. GAAP basis to be in the range of $0 - $2 million compared to U.S. GAAP operating income of $1 million in the third quarter of 2013. The company expects Comparable operating income in the range of $10 - $12 million and Adjusted EBITDA in the range of $25 - $27 million. This compares to third quarter 2013 net sales of $723 million, Comparable operating income of $2 million and Adjusted EBITDA of $18 million.

A reconciliation of operating income, a U.S. GAAP measure, to calculate (i) comparable operating income and (ii) Adjusted EBITDA amounts is included in a Non-GAAP Financial Measures table below.

[i]	Represents an increase in value for Chiquita shareholders based on the closing price of March 7, 2014 and the revised terms of the new deal calculated by reference to the undisturbed share price for Fyffes of $1.23 as of March 7, 2014, with EUR converted to USD at an exchange rate of $1.3875 to €1.000 as of March 7, 2014, and the undisturbed share price for Chiquita of $10.84 as of March 7, 2014 and excludes impact of higher synergies and revised, higher EBITDA guidance for Fyffes. See page 9 of the presentation.

ii	Implied benefit per share assumes pro forma ChiquitaFyffes diluted shares outstanding.

iii	The illustrative analysis of the implied present value of the future share price of Chiquita is designed to provide an illustrative indication of the potential present value of a future value of the equity based on the revised terms of the new deal and as a function of Chiquita or ChiquitaFyffes estimated future EBITDA, including synergies, and assumed EBITDA trading multiples of 7.0x – 8.0x LTM EBITDA, reflecting historical trading levels for selected fresh produce companies. The illustrative analysis assumes growth from a base of estimated combined pro forma EBITDA of $202 million stated as Chiquita’s projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $140 million, being the mid-point of Chiquita’s estimated range of $130 to $150 million, with Fyffes estimated 2014 EBITDA stated as $62 million, being the mid-point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated August 27, 2014 plus, for comparability purposes, LTM depreciation of €7.1 million (converted to US$ at an exchange rate of $1.3242 to €1.0000), and assumes run-rate synergies of $60 million per the revised merger benefits statement. See page 11 of the presentation.

iv	EUR converted to USD at an exchange rate of $1.3242 to €1.000.

[v]	Implied share price based on Chiquita volume weighted average share price from March 10, 2014 announcement of proposed combination with Fyffes to Cutrale / Safra bid on August 8, 2014 of $11.24, takes account of higher synergies and revised higher EBITA guidance for Fyffes, capitalized at 7.5x LTM EBITDA (that multiple representing mid-point of 7.0x – 8.0x LTM EBITDA based on historical trading levels for selected fresh produce companies) and assumes management projected fiscal year end 2015 net debt and pro forma ChiquitaFyffes diluted shares. See page 10 of the presentation.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)

The company reports its financial results in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). To provide investors with additional information regarding the company's results, more meaningful year-on-year comparisons of the company's core financial performance, and measures that management uses to evaluate the company's performance against internal budgets and targets, the company reports certain financial measures defined as non-GAAP measures by the Securities and Exchange Commission. This press release uses non-GAAP measures of comparable operating income (loss) and Adjusted EBITDA. Non-GAAP financial measures should be considered in addition to, and not instead of, U.S. GAAP financial measures, and may differ from non-GAAP measures and may not be compared to similar measures disclosed by other issuers, because not all issuers calculate these measures in the same way. The adjustments between the U.S. GAAP and non-GAAP financial measures listed below are excluded from comparable operating income because they are unusual and/or infrequent in nature and are consistent with the company's internal reporting and measurement of financial performance.

	Unaudited and Preliminary
	Quarter Ended September 30, 2014	Quarter Ended September 30, 2014	Quarter Ended September 30, 2013
(in millions)	Low	High

Operating income (U.S. GAAP)	$-	$2	$1
Transaction expenses [1]	8	8	-
Unrealized foreign currency hedging loss [2]	-	-	2
Exit activities and other matters [3]	2	2	(1)
Comparable operating income (Non-GAAP)	10	12	2
Depreciation and amortization	15	15	16
Adjusted EBITDA (Non-GAAP)	$25	$27	$18

[1] Transaction expenses include costs related to the proposed combination with Fyffes plc and the unsolicited offer from the Cutrale Group and the Safra Group.

[2] Hedge accounting was terminated prospectively in the first quarter of 2013 for certain currency hedges that were transferred to banks participating in the company’s ABL Credit Facility. These unrealized gains and losses were recognized in “Net sales” for positions originally intended to hedge sales in the second and third quarters of 2013. Termination of hedge accounting did not change the economic purpose or effect to reduce uncertainty in the U.S. dollar realization of euro-denominated sales, but did result in unrealized changes in fair value of these hedge positions to be recognized prior to settlement. In the quarter ended September 30, 2013, the company recognized $2 million of losses in Net sales associated with unrealized changes in the fair value of these option contracts. These unrealized changes net to zero in the first nine months of 2013 because all of the affected hedge positions had settled by September 30, 2013.

[3] Exit activities and other matters include $2 million of costs related to restructuring, discontinued, non-core product lines, resizing of products as part of strategic cost reduction activities and legal matters in the third quarter of 2014 and recovery of a previously reserved receivable of an exited business in the third quarter of 2013.

About Chiquita Brands International, Inc.

Chiquita Brands (NYSE:CQB) is a leading international marketer and distributor of nutritious, high-quality fresh and value-added food products - from energy-rich bananas, blends of convenient green salads and other fruits to healthy snacking products. The company markets its healthy, fresh products under the Chiquita® and Fresh Express® premium brands and other related trademarks. With annual revenues of more than $3 billion, Chiquita employs approximately 20,000 people and has operations in nearly 70 countries worldwide. For more information, please visit www.chiquita.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed with the SEC

Regarding the transaction with Fyffes, ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland ("ChiquitaFyffes") has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. ChiquitaFyffes has filed with the SEC a post-effective amendment to the registration statement on Form S-4 that includes a First Supplement to the Proxy Statement/Prospectus/Scheme Circular. The post-effective amendment to the registration statement on Form S-4 was declared effective by the SEC on October 8, 2014. Each of Chiquita and Fyffes has commenced mailing the First Supplement to the Proxy Statement/Prospectus/Scheme Circular to each of the Chiquita shareholders that previously received the Proxy Statement/Prospectus and to each of the Fyffes shareholders who appears on the register of shareholders as of the date of the mailing. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) , THE FIRST SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS (INCLUDING A SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR DESCRIBING THE REVISED TERMS FOR THE FYFFES TRANSACTION) FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme), the First Supplement to the Proxy Statement/Prospectus/Scheme Circular and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme), the definitive First Supplement to the Proxy Statement/Prospectus/Scheme Circular and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive Proxy Statement/Prospectus/Scheme Circular and the First Supplement to the Proxy Statement/Prospectus/Scheme Circular described above that were mailed to shareholders and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains certain statements that are "forward-looking statements." These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita's plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 and the First Supplement to the Proxy Statement/Prospectus/Scheme Circular that is included in the post-effective amendment to the Registration Statement on Form S-4 that were filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular and in the definitive First Supplement to the Proxy Statement/Prospectus/Scheme Circular that have been mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita's reports filed with the SEC and available at the SEC's website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita nor Fyffes undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this communication constitutes an asset valuation.

Chiquita has made an updated profit forecast for the year ending December 31, 2014 as set out under the heading “Updated Chiquita Profit Forecast” beginning on page 132 of the First Supplement to the Proxy Statement/Prospectus/Scheme Circular mailed to shareholders of Chiquita and Fyffes (the “Chiquita Profit Forecast”). The directors of Chiquita confirm that the Updated Chiquita Profit Forecast remains valid for the purpose of the Combination.

Statement Required by the Takeover Rules

The directors of Chiquita accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Contact:

Chiquita Contacts:

Investors

Steve Himes

1 980-636-5636

shimes@chiquita.com

MacKenzie Partners Inc.

Toll-Free (800) 322-2885 or (212) 929-5500 (call collect)

Alliance Advisors, LLC

Toll free at (855) 976-3330

cqb@allianceadvisorsllc.com

Media

Ed Loyd

1 980-636-5145

eloyd@chiquita.com

Kelly Sullivan, Averell Withers or Joe Berg

Joele Frank, Wilkinson Brimmer Katcher

1 212-355-4449